

January 23, 2014

<u>Via E-mail</u>
Mr. Darren West- Chief Financial Officer
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, California 92660

     Re: **Green Automotive Company**
               Form 10-K/A for the fiscal year ended December 31, 2012
               Filed December 30, 2013
               Forms 10-Q/A for the quarterly periods ended June 30, 2013 and
               September 30, 2013
               Filed January 3, 2014
               File No. 0-54049

Dear Mr. West:

      We have reviewed your filings and response letter dated December 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2012, Third Amended</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Stockholders' Deficit, page F-6</u>

1.   We note you amended your 2012 Form 10-K with respect to your presentation of shares of Series B preferred stock held by a wholly-owned subsidiary. Please confirm to us that, in future filings, you will eliminate the statement of stockholders' deficit line item, Issuance of preferred stock to subsidiary, for 10,000,000 shares. As previously noted, these Series B preferred shares should not be shown as issued and outstanding. Similarly, in future filings, please eliminate the presentation of $10,000 in Treasury Stock (preferred shares issued to subsidiary) included within your consolidated statements of cash flows.

Quarterly Reports on Form 10-Q, As Amended, for the quarters ended June 30, 2013 and September 30, 2013, each filed on January 3, 2014

Consolidated Balance Sheets, page 7

2.   Please confirm to us that, in future filings, you will revise your interim financial statements to eliminate the presentation of the 10,000,000 shares of Series B preferred stock, held by a wholly-owned subsidiary, as issued and outstanding. Also, please revise your future filings to clearly indicate that the comparative balance sheets for your 2013 quarters have been restated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief